DRAFT
07/23/98  2:40 PM
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                                (AMENDMENT NO. 2)

                    Under the Securities Exchange Act of 1934


                         GOODRICH PETROLEUM CORPORATION
                                (Name of Issuer)

                           COMMON STOCK $.20 PAR VALUE
                         (Title of Class of Securities)

                                   382410 40 5
                                 (CUSIP Number)



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CUSIP No. 382410 40 5

1.  Name of Reporting Persons and IRS or SS Identification Number:
    Walter G. Goodrich
2.  Check the Appropriate Box if a Member of a Group:
    (a)   N/A
    (b)   N/A
3.  SEC Use Only
4.  Citizenship or Place of Organization:
    United States
Number of Shares Beneficially Owned by Each Reporting Person with:
5.  Sole Voting Power
    618,047
6.  Shared Voting Power
    550,269
7.  Sole Dispositive Power
    618,047
8.  Shared Dispositive Power
    550,269
9.  Aggregate Amount Beneficially Owned by Each Reporting Person
    1,168,316*
10. Check if the Aggregate Amount in Row 9 Excludes Certain Shares
    No
11. Percent of Class Represented by Amount in Row 9
    21.71%
12. Type of Reporting Person
    IN

* Includes 550,269 shares held by HGF Partnership, a Louisiana partnership owned by Henry Goodrich and Walter G. Goodrich. Henry Goodrich is the managing general partner and Walter G. Goodrich holds an indirect general partnership interest. Henry Goodrich exercises sole voting and investment power with respect to the shares held. Includes 47,833 shares issuable upon the conversion of 42,900 shares of Series B Convertible Preferred Stock. Also includes 282,134 shares currently owned by Goodrich Energy, Inc. and 61,495 shares issuable to Goodrich Energy, Inc. upon the conversion of 55,153 shares of Series B Convertible Preferred Stock. Walter G. Goodrich is the sole stockholder of Goodrich Energy, Inc. Also includes 1,666 shares of Common Stock issuable upon to conversion of 4,000 shares of Series A Convertible Preferred Stock and vested options to purchase 21,875 shares that are exercisable pursuant to the Company's 1995 Stock Option Plan. Henry Goodrich and Walter G. Goodrich beneficially own an aggregate of 1,205,597 shares, or 22.33% of the outstanding shares of Common Stock deemed to be outstanding.



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CUSIP No. 382410 40 5

1.  Name of Reporting Persons and IRS or SS Identification Number:
    Goodrich Energy, Inc.
2.  Check the Appropriate Box if a Member of a Group: (a) N/A (b) N/A
3.  SEC Use Only
4.  Citizenship or Place of Organization:
    Louisiana
Number of Shares Beneficially Owned by Each Reporting Person with:
5.  Sole Voting Power
    343,629*
6.  Shared Voting Power
    0
7.  Sole Dispositive Power
    343,629*
8.  Shared Dispositive Power
    0
9.  Aggregate Amount Beneficially Owned by Each Reporting Person
    343,629*
10. Check if the Aggregate Amount in Row 9 Excludes Certain Shares
    No
11. Percent of Class Represented by Amount in Row 9 6.47%
12. Type of Reporting Person
    CO


* Includes 61,495 shares issuable upon conversion of 55,153 shares of Series B Convertible Preferred Stock.





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Item 1(a) Name of Issuer:
          Goodrich Petroleum Corporation
Item 1(b) Address of Issuer's principal executive offices:
          5847 San Felipe, Suite 700
          Houston, TX 77057
Item 2(a) Name of person filing:
          1.  Walter G. Goodrich
          2.  Goodrich Energy, Inc.
Item 2(b) Address of principal business office or, if none, residence:
          1.  5847 San Felipe
              Suite 700
              Houston, TX  77057
          2.  333 Texas St.
              Suite 1350
              Shreveport, LA  71101
Item 2(c) Citizenship:
          1.  United States
          2.  Louisiana
Item 2(d) Title of class of securities:
          Common Stock, $.20 par value
Item 2(e) CUSIP Number:  382410 40 5
Item 3    Not Applicable
Item 4    Ownership:
          (a) Amount beneficially owned:
              1,168,316*
          (b) Percent of class:
              21.71%
          (c) Number of shares as to which such person has:
              (i)   sole power to vote or to direct the vote - 618,047
              (ii)  shared power to vote or to direct the vote - 550,269
              (iii) sole power to dispose or to direct the disposition of -
                    618,047
              (iv) shared power to dispose or to direct the disposition of - 550,269
Item 5-10 Not Applicable

* Includes 550,269 shares held by HGF Partnership, a Louisiana partnership owned by Henry Goodrich and Walter G. Goodrich. Henry Goodrich is the managing general partner and Walter G. Goodrich holds an indirect general partnership interest. Henry Goodrich exercises sole voting and investment power with respect to the shares held. Includes 47,833 shares issuable upon the conversion of 42,900 shares of Series B Convertible Preferred Stock. Also includes 282,134 shares currently owned by Goodrich Energy, Inc. and


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     61,495 shares  issuable to Goodrich  Energy,  Inc.  upon the  conversion of
     55,153 shares of Series B Convertible Preferred Stock. Walter G. Goodrich is the sole stockholder of Goodrich Energy, Inc. Also includes 1,666 shares of Common Stock issuable upon to conversion of 4,000 shares of Series A Convertible Preferred Stock and vested options to purchase 21,875 shares that are exercisable pursuant to the Company's 1995 Stock Option Plan. Henry Goodrich and Walter G. Goodrich beneficially own an aggregate of 1,205,597 shares, or 22.33% of the outstanding shares of Common Stock deemed to be outstanding.




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         After reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:            August 6, 1998



/s/ Walter G. Goodrich
---------------------------
Walter G. Goodrich


Goodrich Energy, Inc.



By:  /s/ Walter G. Goodrich
   ------------------------
Name:    Walter G. Goodrich
Title:   President


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